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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                                THE VANTIVE CORP.
      -------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                    92209110
      -------------------------------------------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement: / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 92209110              SCHEDULE 13G              Page 2 of 3 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
         PHILIP GREER


2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /x/
3.   SEC Use Only

4.   Citizenship or Place of Organization
         NEW YORK


                         5.   Sole Voting Power
                                   -0-

Number of Shares
                         6.   Shared Voting Power
 Beneficially                      -0-

 Owned by Each
                         7.   Sole Dispositive Power
Reporting Person                   -0-

     With
                         8.   Shared Dispositive Power
                                   -0-


9.   Aggregate Amount Beneficially Owned by Each Reporting Person
         -0-


10.  Check Box if the Aggregate Amount in Row (9)
         Excludes Certain Shares*                                 / /

11.  Percent of Class Represented by Amount in Row 9
         -0-


12.  Type of Reporting Person*
         BD,IA,PN

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 92209110              SCHEDULE 13G                  Page 3 of 3



Item 5.           Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 10.          Certification:

By signing below, Richard S. Pollack, General Counsel of Weiss, Peck & Greer, L.L.C. certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by Philip Greer were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                   SIGNATURE


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 21, 1997            WEISS, PECK & GREER, L.L.C.

                                   By: /s/ Richard S. Pollack
                                      --------------------------------
                                      Name:  Richard S. Pollack
                                      Title: General Counsel

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).